Exhibit 4.4

DIRECTOR UNRESTRICTED SHARE AGREEMENT

THIS AGREEMENT is made as of [●], 20[●] and effective as of [●], 20[●] (the “Grant Date”) between 8point3 General Partner, LLC, a Delaware limited liability company (the “Company”), general partner of 8point3 Energy Partners LP, a Delaware limited partnership (the “Partnership”), and                      (“Recipient”).

The Company has adopted the 8point3 General Partner, LLC Long-Term Incentive Plan (the “Plan”). Pursuant to the Plan, the Board of Directors of the Company has determined that it would be in the interest of the Company and the Partnership to grant the award of Class A shares of the Partnership (“Shares”) provided herein in order to provide Recipient with additional remuneration for services rendered, to encourage Recipient to remain in the service of the Company as a Nonemployee Director and to increase Recipient’s personal interest in the continued success and progress of the Company and the Partnership. In consideration of the mutual agreements and other matters set forth herein and in the Plan, the Company and Recipient hereby agree as follows:

1. AWARD OF SHARES. As soon as administratively practicable following the Grant Date, the Company shall issue Shares with a total fair market value of $[●] (“Unrestricted Shares”) to Recipient. For purposes of this award the fair market value per share shall be the initial public offering price of a Share. If the application of any provision of this Agreement would yield a fractional share, such fractional share shall be rounded up to the next whole Share. Recipient acknowledges receipt of a copy of the Plan, and agrees that this award of Unrestricted Shares shall be subject to all of the terms and conditions set forth herein and in the Plan, including future amendments thereto, if any, pursuant to the terms thereof, which Plan is incorporated herein by reference as a part of this Agreement. In the event of any conflict between the terms of this Agreement and the Plan, the terms of the Plan shall govern.

2. LOCK UP. The Unrestricted Shares are not subject to any forfeiture restrictions and are fully vested as of the Grant Date. The Unrestricted Shares are subject to a “lock-up” agreement to which Recipient will, as a condition of the receipt of the Unrestricted Shares, become a party effective as of the Grant Date.

3. EVIDENCE OF GRANT. The Unrestricted Shares will be evidenced in book-entry form and held in an account in Recipient’s name with Computershare.

4. INSIDER TRADING POLICY. Recipient acknowledges that the Unrestricted Shares are subject to the Insider Trading Policy of the Company and the Partnership, as such may be in effect from time to time.

5. BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Recipient.

6. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by an officer thereunto duly authorized, and Recipient has executed this Agreement, all effective as of the Grant Date.

8point3 General Partner, LLC

By:

Name:

Title:

Recipient

Name:

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